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                                                                     EXHIBIT 134

                                    RobSearch

                              AUTHOR'S CERTIFICATE

              RE: INDEPENDENT REPORT ON PROPOSED DRILLING PROGRAM,
                            FOR INTEROIL CORPORATION

This Certificate is given by John Murwell Blumer, of 33 George Street Greewich, New South Wales, Australia, 2065. Chairman and Managing Director of RobSearch Australia Pty Limited. (RobSearch)

- I hold a Bachelor of General Science, majoring in geology, from the University of Sydney graduating in 1962. I have over 35 years experience in the petroleum exploration industry, with some 25 years as an independent consultant.

- The report on PPL 250, PNG was prepared by myself, with the assistance of an associate consultant, based on information as listed in the report. I have satisfied myself that this information can be relied upon and is sufficient for me to form my opinions.

         I have a personal knowledge of the area and no inspection was made or believed necessary.

- This report was prepared during mid-January, 2003 and the information contained in the report is effective as at 21 January, 2003.

- Neither I nor RobSearch will receive any consideration of any kind for the preparation of the report other than a fee representing personal time and expenses.

- Neither I nor RobSerach hold or expect to hold in the future any direct or indirect interest in either securities of InterOil or any of its associates or affiliates or in any properties of InterOil or of any of its associates or affiliates, whether direct or indirect.

Signed this 21st day of January, 2003

/s/ J M. Blumer

J.M. Blumer B Gen Sc, MAAPG, FAusIMM, MMICA, MAIG, MGSA, MPESA

Chairman and Managing Director

WITNESSED

/s/ [ILLEGIBLE]

                         RobSearch Australia Pty Limited
   (formerly Robertson Australia Pty Limited & Robertson Research (Australia)
                                  Pty Limite)
                                ACN: 000 762 078

                             INDEPENDENT CONSULTANTS
NATURAL RESOURCES - SAFETY & ENVIRONMENTAL ENGINEERING - PROJECT IMPLEMENTATION
         11th Floor, 80 Arthur Street, North Sydney, NSW 2060, Australia
                    Phone: (02) 9957 3199 Fax: (02) 9954 4011
           WebSite: www.robsearch.com.au E.Mail: info@robsearch.com.au

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                                    RobSearch

21 January, 2003

The Directors
InterOil Corporation
C/O InterOil Australia Pty Ltd
33 York Street
SYDNEY NSW 2000

                                                                    RA Ref: 4192

Dear Sirs,

               RE: DRILLING PROPOSAL FOR PPL 230, PAPUA NEW GUINEA

                                TABLE OF CONTENTS

1      Purpose of Report                                                        2

2      Sources of Information                                                   2

3      PPL 230, Papua New Guinea                                                2

4      Petroleum Potential and Previous Exploration                             2
       4.1       General                                                        2
       4.2       Previous Drilling by InterOil                                  3
       4.3       Proposed Drilling                                              3

5      Opinion                                                                  4

6      Declarations                                                             5

6.1    Qualifications                                                           5

6.2    Independence                                                             6

6.3    Purpose of The Report                                                    6

6.4    Conformity                                                               6

Figure 1         Location Map

Figure 2         Well Prognosis

                         RobSearch Australia Pty Limited
   (formerly Robertson Australia Pty Limited & Robertson Research (Australia)
                                  Pty Limited)
                                ACN: 000 762 078

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RobSearch

1        PURPOSE OF REPORT

The report is commissioned for the purpose of providing additional information to the InterOil Corporation ("InterOil") Annual Information Form (the "AIF") dated 22 May 2002. The AIF is being filed as a "current AIF" under Multilateral Instrument 45-102 ("MI 45-102") for the purposes of InterOil becoming a "qualifying issuer" under MI 45-102. As such, a technical report prepared in accordance with National Policy 2B of the Canadian Securities Administrators is required to be filed with the AIF as if the AIF were a prospectus. The author has been advised that any share issue will be in a form that does not require a prospectus, and the net proceeds of an Issue are intended to be used to fund exploration drilling of a well on the Moose prospect in Papua New Guinea and for general corporate purposes, that may or may not include subsequent drilling. As a result of this advice, the author has not reviewed a prospectus.

This report has been prepared to report on:

1. The previous drilling that has been completed by InterOil at Subu-1 and Subu-2 in PPL 230 property in Papua New Guinea ; and

2. The exploration drilling that is to be undertaken in respect of InterOil's Moose prospect within the PPL 230 property in Papua New Guinea.

2        SOURCES OF INFORMATION

In preparing this Report, RobSearch has relied primarily on information supplied to it by InterOil, supplemented by data from RobSearch's files acquired during its previous investigations. This information included:

         -        confidential data made available by InterOil,

         -        non-confidential data in the files of RobSearch, and

         -        other publicly available data.

Although InterOil has undertaken in writing to make available to RobSearch all relevant data in its possession. RobSearch is not in a position to guarantee the accuracy or completeness of the data available to it in the preparation of this report.

3        PPL 230, PAPUA NEW GUINEA

InterOil holds a 100% Working Interest and is Operator for PPL 230 in Papua New Guinea. (Note that for corporate reasons, the company has filed for a replacement Licence over same area, named APPL 238). RobSearch has reviewed title documents and correspondence relating to the Licence which indicate that the Licence is in good standing.

4        PETROLEUM POTENTIAL AND PREVIOUS EXPLORATION

4.1      GENERAL

The Moose Prospect is located in PPL 230 in the foreland part of the Papuan Basin in Papua New Guinea (Figure 1). The permit extends north-west from Berina and encompasses a large portion of the lower reaches of the Purari River. PPL 230 covers 17,020 square kilometres of terrain from lowland forest to mountain rainforest.

As can be seen from Figure 1, numerous exploration wells have been drilled within and in the

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RobSearch

Gas discoveries have been made in and around the licence at Tovala, Kuru, Barikewa, Uramu and Bwata, The Gobe oilfields are approximately 160 kilometres to the northwest of the licence, and the Puri-1 well, which flowed 1,610 BOPD, is located within the licence. There are numerous oil and gas seeps in the area, and large surface structures suggest the potential for large oil fields.

In the northern part of the licence, in the eastern extension of the Papuan Fold Belt, it is questionable whether any of the previous wells drilled valid structures at the target depth. Most wells here have been drilled on surface anticlines, which tend to be highly asymmetrical at depth. The large increase in subsurface data resulting from the discovery and development of the Kutubu oilfields has, however, enabled geologists to predict the subsurface geometry of these structures with a much greater degree of accuracy than previously possible.

The south east of the licence lies within the Aure Trough, where a thick sequence of Pliocene flysch thickens rapidly to the south east and no viable reservoirs have been found in wells drilled to date.

4.2      PREVIOUS DRILLING BY INTEROIL

Extensive field mapping and geological studies by previous licence holders and by InterOil in the vicinity of the Aure Scarp in the northeast of the licence indicated that potential reservoir sandstones are developed in this region at the top of the Mesozoic sequence, below the Tertiary carbonates.

In 2001 the Company drilled two shallow stratigraphic wells in this area, Subu-1 and Subu-2 to obtain further information on the source and reservoir potential of this section.

These wells cored over 1,600 ft (492 m) of total section of which 1,230 ft (375 m) was comprised of good reservoir quality sandstone in two units, the upper Pale Sandstone and the lower Subu Sandstone. The estimated true stratigraphic thickness of these sandstones is 877 ft (266 m). Analysis of these cores has indicated that these sandstones have porosities and permeabilities of up to % and mD respectively.

Hydrocarbons in the form of oil inclusions and residual bitumen were encountered throughout these sandstones. Studies by the Australian Government Commonwealth Science and Industry Research Organisation (CSIRO) indicate that this oil is primarily sourced from the Jurassic (as is the Kutubu oil), but that some may have been derived from younger Cretaceous to Tertiary sediments. The oil appears to be similar to the high gravity (40-45 deg. API) and low sulphur oil produced from the Kutabu project and most fields in Australasia.

On the basis of these well results and other geological from this region, CSIRO have further concluded, inter alia, that all of the key elements of a petroleum system are present in this area, including source, reservoir seal, structure and evidence of hydrocarbon migration.

In addition to the Moose prospect, InterOil has identified a substantial number of additional leads and prospects within the licence which will be the subject of further investigation. These include Pale and Subu Sandstone prospects, both at shallow depths near the outcrop and down-dip at greater depths. Additional plays include potential Miocene and Eocene carbonate reservoirs and shallow Pliocene sands in the south of the Licence.

RobSearch is satisfied that the work carried out to date within PPL 230 has been well designed and that the results justify further exploration of the licence.

4.3      PROPOSED DRILLING

Moose-1 will be sited on the Eri Anticline in the north-western portion of PPL
230. The drilling location lies approximately 30km north-east from Puri-1. A staging area will be established beside the Purari River near Wabo, approximately 3km south of the drill site. The drilling rig and equipment will be transported from Port Moresby to the staging area by coastal barge, and then

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RobSearch

The objective of the well is to test the prospectivity of the Eri Anticline by penetrating the Eocene and Mesozoic to determine:

         -        The presence of hydrocarbons

         -        The presence of Campanian and Turanian sandstones

         -        The reservoir potential of the Eocene limestone

The Campanian and Turanian sandstones outcrop at the Aure Scarp and have been penetrated in two stratigraphic core holes (Subu-1 and Subu-2) that were drilled by InterOil in August 2001. Solid bitumen associated with framboidal pyrite was present in the sandstone in both Subu-1 and Subu-2, and is interpreted to be recently weathered, migrated oil (Barclay and Pickle, 2001). These results demonstrate the presence of the key elements and processes of a petroleum system in the Eastern Papuan Basin, and form the basis for this drilling program.

The well design is based on current geological interpretations of field surveys, and offset data from the Puri-1 well.

The geological prognosis for the well is:

     FORMATION                      DEPTH (mGL)            THICKNESS (m)
    Late Miocene                      Surface                   200
Early-Middle Miocene                      200                 1,070
      Eocene                            1,270                   200
     Mesozoic                           1,470            several kilometres

It is proposed to drill the well with a RB 2000 N slim-hole rig to a depth of at least 1,700m. (See Figure 2)

The drilling rig and associated equipment will be shipped to Port Moresby and then transported by coastal barge up the Purari River to the "Purari River Base Camp". It will then be mobilised by helicopter to the drill site by Hevilift PNG Limited using a Russian Mil 8 MTV helicopter. A Bell 206 Longranger helicopter will be used to maintain drilling supplies and spare parts, and will also be available to transport personnel and for emergency medical evacuations

The drilling program has been submitted to the PNG Department of Petroleum & Energy for approval and has been designed to meet all government and normal industry safety standards.

The cost of the well is estimated at approximately US$ 1,565,000.

5        OPINION

We have reviewed the data available to us and satisfied ourselves as to the following:

- The licence is in good standing and there is no reason to believe that the current application to replace PPL 230 with a new licence will not be approved and that the proposed well will not fulfil the relevant licence work commitments.

- We have reviewed the geology and the Licence has genuine potential for the discovery of oil or gas in commercial quantities and that the proposed well is technically justified.

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RobSearch

- We have reviewed the proposed drilling program and consider it is technically sound and the cost estimates are reasonable and no specific recommendations for variations to this program are necessary.

- Neither PPL 230 or any other licence in which InterOil holds an interest contains identified reserves of oil or gas which justify specific reporting on at this time.

- The proposed operations involve technical risks normal in the industry and it cannot be guaranteed either that the proposed well will be successful in finding an commercial deposit of oil or gas or that the drilling operations will be trouble-free.

6        DECLARATIONS

6.1      QUALIFICATIONS

RobSearch Australia Pty Limited (previously named Robertson Research (Australia) Pty Limited) has been established for over thirty years and is one of the longest-standing integrated independent natural resource consulting firms in Australia.

The core activities of RobSearch are in petroleum, minerals and coal exploration and development, including reserve assessment and production planning. The company has extensive experience in valuation of reserves and other assets on behalf of many international oil and mineral companies and financial institutions, and is licensed by the Australian Securities & Investments Commission to provide Expert Reports under the Corporations Law.

This report has been prepared for RobSearch by Mr. J. M. Blumer whose qualifications and experience are set out below.

JOHN BLUMER - Managing Director, RobSearch Australia

B. Gen Sc., MAAPG, FAusIMM (CP Geo), MMICA, MAIG, MGSA, MPESA

John Blumer is one of Australia's most experienced petroleum consultants, with some thirty years of experience in the Australasian and international oil exploration industry. He formed his own consulting firm in 1975, and became a major shareholder and Director of RobSearch Australia in 1990. He is specifically responsible for all petroleum related activities of the company, specialising in exploration management, valuation of exploration and production interests and the preparation of statutory reports. He sits on the VALMIN Committee of the AusIMM, advising the Australian Stock Exchange and the Australian Securities Commission with respect to mineral valuation issues, and is past-President of the Earth Resources Foundation of the University of Sydney.

Mr Blumer has extensive personal experience in petroleum exploration in PNG, including exploration drilling in the vicinity of the area of operations of InterOil.

ADAM WHEATLEY - Senior Associate - Financial

BSc. (Hons.), MAusIMM, MPESA, MASEG

Adam is a director of Resource Connections International Pty Ltd. In recent years he has concentrated upon developing a business integrating technical, commercial and financial advisory services for clients in the energy, natural resources and resources infrastructure sectors. Over this period he developed wide contacts in the banking, broking and institutional markets in Australia and elsewhere. Prior to establishing Resource Connections, Adam spent some seven and a half years as a senior investment banker. The last six years of his banking career were spent with BZW Australia Limited As Director Structured Finance, Adam was responsible for coordinating BZW's five person Energy and Mining team which was widely regarded as being a leading provider of

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RobSearch

abroad. He has a BSc. (Hons.) degree in Geology from Manchester University (UK) and has undertaken graduate studies in Geophysics and Business Administration at Macquarie and the University of Western Australia respectively.

6.2      INDEPENDENCE

RobSearch Australia Pty Limited, Mr. J. M. Blumer and Mr A. Wheatly have no pecuniary or professional interests which could reasonably be regarded in any way as affecting their abilities to report impartially on the petroleum exploration interests of InterOil.

6.3      PURPOSE OF THE REPORT

This report has been prepared solely for InterOil for the purposes set out above and may not be relied on for any other purpose.

6.4      CONFORMITY

This report has been prepared in conformity with the requirements of the VALMIN Code of the Australasian Institute of Mining & Metallurgy and the signatory is bound by the authority of the Ethics Committee of the AusIMM.

For and on behalf of

RobSearch Australia Pty. Limited

/s/ John M. Blumer [MEMBER MINERAL INDUSTRY CONSULTANTS ASSOCIATION STAMP]

JOHN M. BLUMER B Gen Sc, MAAPG, FAusIMM (CP), MMICA, MAIG, MGSA, MPESA

Managing Director

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RobSearch

                                 [LOCATION MAP]

Figure 1 Location Map

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RobSearch

                           [FIGURE 2 WELL PROGNOSIS]

Figure 2 Well Prognosis